Exhibit 99.1

Custodian Ventures Announces 5.2% Ownership Interest in LM Funding America, Inc.

NEW YORK, July 29, 2021, Custodian Ventures LLC (together with its affiliates, “Custodian Ventures” or “we”), today filed a Schedule 13D announcing its acquisition of approximately 5.2% of the common stock outstanding of LM Funding America, Inc. (NASDAQ: LMFA) (“LMFA” or the “Company”). David E. Lazar, Chief Executive Officer of Custodian Ventures, issued the following statement:

“We invested in LMFA due to the Company’s stated intention to explore potential acquisitions, financing activities and/or strategic transactions to maximize shareholder value following the improvement of its cash position and the digital assets strategy the Company unveiled in January 2021. We commend the Board of Directors on the Company’s progress in line with this strategy to date including the announcement of both its recent purchase of $2 million in digital assets and its intent to develop transactional capabilities involving digital assets, including Bitcoin and Ether, the native cryptocurrency of the Ethereum platform, both organically and through potential acquisitions. We will be monitoring the Company’s developments with interest.”

About Custodian Ventures

Custodian Ventures LLC is an investment fund specializing in reverse merger and other event-driven opportunities. Its Chief Executive Officer, David E. Lazar, brings domestic and international experience in operations, accounting, audit preparation, due diligence, capital restructuring, debt financing, and mergers and acquisitions.

Investor Contact Information:
David E. Lazar
David@activistinvestingllc.com